UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number:  001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into the registrant’s following registration statements on Form F-3: File Nos. 333-218503, 333-218504, 333-225158 and 333-225163 and on Form S-8: File Nos. 333-196622, 333-203042, 333-227082, 333-229760, and 333-234696.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2020	BROOKFIELD PROPERTY PARTNERS L.P.,
by its general partner, Brookfield Property Partners Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Fifth Amendment, dated April 21, 2020, to the Second Amended and Restated Limited Partnership Agreement of Brookfield Property Partners L.P., dated August 8, 2013.
99.2	Fifth Amendment, dated April 21, 2020, to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated February 20, 2019.